FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

July 30, 2010

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
( Exact name of Registrant as specified in its charter)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: July 30, 2010 By:	/s/ Joseph Tung
Name:	Joseph Tung
Title:	Chief Financial Officer

Advanced Semiconductor Engineering, Inc.

FOR IMMEDIATE RELEASE

Contact:
ASE, Inc. Room 1901, No. 333, Section 1 Keelung Road, Taipei, Taiwan, 110 Tel: + 886.2.8780.5489 Fax: + 886.2.2757.6121 http://www.aseglobal.com	Joseph Tung, CFO / Vice President Allen Kan, Manager ir@aseglobal.com Clare Lin, Director (US Contact) clare.lin@aseus.com Tel: + 1.408.986.6524

ADVANCED SEMICONDUCTOR ENGINEERING, INC. REPORTS UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE SECOND QUARTER OF 2010

Taipei, Taiwan, R.O.C., July 30, 2010 – Advanced Semiconductor Engineering, Inc. (TAIEX: 2311, NYSE: ASX) (“We”, “ASE”, or the “Company”), the world’s largest independent provider of IC packaging and testing services, today reported unaudited net revenue1 of NT$46,416 million for the second quarter of 2010 (2Q10), up 122% year-over-year and up 24% sequentially.  Net income for the quarter totaled NT$4,613 million, up from a net income of NT$1,674 million in 2Q09 and NT$3,395 million in 1Q10.  Diluted earnings per share for the quarter was NT$0.76 (or US$0.120 per ADS), compared to diluted earnings per share of NT$0.29 for 2Q09 and NT$0.57 for 1Q10.

To aid investors in understanding the significance of the Company's successful tender offer for 78.1% of the outstanding common shares of Universal Scientific Industrial Co., Ltd. ("USI") in the second quarter of 2010, this earnings release includes (i) the Company's pro forma and actual financial results both reflecting the consolidation of USI, and (ii) consolidated financial results for USI.  USI's financial results are reflected in the Company's actual financial results for the first quarter beginning in February 2010 and for the second quarter of 2010.  The pro forma financial results reflect the completion of the USI tender offer as if it had occurred on January 1, 2009.  The presentation of the financial results for USI and the Company as described above are for purposes of this earnings release only.

RESULTS OF OPERATIONS

2Q10 Results Highlights – Actual Basis
●
Net revenue contribution from IC packaging operations (including module assembly), testing operations, EMS operations and substrates sold to third parties was NT$25,700 million, NT$5,288 million, NT$14,726 million, and NT$702 million, respectively, and each represented approximately 55%, 11%, 32% and 2%, respectively, of total net revenues for the quarter.

●	Cost of revenue was NT$36,500 million, up 123% year-over-year and up 22% sequentially.

1 All financial information presented in this press release is unaudited, consolidated and prepared in accordance with accounting principles generally accepted in the Republic of China, or ROC GAAP.  Such financial information is generated internally by us, and has not been subjected to the same review and scrutiny, including internal auditing procedures and audit by our independent auditors, to which we subject our audited consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period.  Any evaluation of the financial information presented in this press release should also take into account our published audited consolidated financial statements and the notes to those statements.  In addition, the financial information presented is not necessarily indicative of our results for any future period.

-	Raw material cost totaled NT$22,108 million during the quarter, representing 48% of total net revenue, compared with NT$17,130 million and 46% of total net revenue in the previous quarter.

-	Labor cost totaled NT$5,164 million during the quarter, representing 11% of total net revenue, compared with NT$4,476 million and 12% of total net revenue in the previous quarter.

-	Depreciation, amortization and rental expenses totaled NT$4,470 million during the quarter, up 7% year-over-year and sequentially.

●
Total operating expenses during 2Q10 were NT$4,153 million, including NT$1,560 million in R&D and NT$2,593 million in SG&A, compared with operating expenses of NT$3,277 million in 1Q10.  Total operating expenses as a percentage of net revenue for the current quarter were 9%, slightly down from 10% in 2Q09 and the same as the previous quarter.

●	Operating income for the quarter totaled NT$5,763 million, up from NT$4,279 million in the previous quarter. Operating margin increased to 12% in 2Q10 from 11% in 1Q10.

●	In terms of non-operating items:

-	Net interest expense was NT$282 million, down from NT$292 million a quarter ago primarily due to lower loan balance during the quarter.

-	Net foreign exchange loss of NT$80 million was primarily attributable to the appreciation of the U.S. dollar against the N.T. dollar.

-	Gain on equity-method investments of NT$36 million was primarily attributable to our investment income of NT$43 million from Hung Ching Construction and investment loss of other investments.

-
Other non-operating loss of NT$54 million was primarily related to miscellaneous loss.  Total non-operating expenses for the quarter was NT$380 million, compared to non-operating expenses of NT$337 million for 2Q09 and non-operating expense of NT$206 million for 1Q10.

●
Income before tax was NT$5,383 million for 2Q10, compared to NT$4,073 million in the previous quarter.  We recorded income tax expense of NT$611 million during the quarter, compared to NT$455 million in 1Q10.

●	In 2Q10, net income was NT$4,613 million, compared to net income of NT$1,674 million for 2Q09 and net income of NT$3,395 million for 1Q10.

●
Our total number of shares outstanding at the end of the quarter was 6,049,280,572, including retroactive stock dividend and treasury stock owned by our subsidiaries.  Our 2Q10 diluted earnings per share of NT$0.76 (or US$0.120 per ADS) was based on 6,010,598,704 weighted average number of shares outstanding in 2Q10.

2Q10 Results Highlights – Pro Forma Basis Assuming USI Consolidated at the Beginning of Each Applicable Period
●
Net revenue contribution from IC packaging operations, testing operations, EMS operations and substrates sold to third parties was NT$25,700 million, NT$5,288 million, NT$14,726 million, and NT$702 million, respectively, and each represented approximately 55%, 11%, 32% and 2%, respectively, of total net revenues for the quarter.

●	Cost of revenues was NT$36,500 million, up 35% year-over-year and up 8% sequentially.

●
Total operating expenses during 2Q10 were NT$4,153 million, including NT$1,560 million in R&D and NT$2,593 million in SG&A, compared with operating expenses of NT$3,616 million in 1Q10.  Total operating expenses as a percentage of net revenue for the current quarter were 9%, the same as 2Q09 and the previous quarter.

●	Operating income for the quarter totaled NT$5,763 million, up from NT$4,450 million in the previous quarter. Operating margin was 12% in 2Q10, slightly up 1% from the previous quarter.

●	Total non-operating expenses for the quarter were NT$380 million, compared to non-operating expenses of NT$386 million for 2Q09 and non-operating expenses of NT$236 million for 1Q10.

●
Income before tax was NT$5,383 million for 2Q10, compared to NT$4,214 million in the previous quarter.  We recorded income tax expense of NT$611 million during the quarter, compared to NT$470 million in 1Q10.

●	In 2Q10, net income was NT$4,613 million, compared to a net income of NT$1,883 million for 2Q09 and net income of NT$3,488 million for 1Q10.

●
Our total number of shares outstanding at the end of the quarter was 6,049,280,572, including retroactive stock dividend and treasury stock owned by our subsidiaries.  Our 2Q10 diluted earnings per share of NT$0.76 was based on 6,010,598,704 weighted average number of shares outstanding in 2Q10.

2Q10 Results Highlights – IC ATM2 Basis
●
Net revenue contribution from IC packaging operations, testing operations, and substrates sold to third parties was NT$25,707 million, NT$5,288 million and NT$702 million, respectively, and each represented approximately 81%, 17% and 2%, respectively, of total net revenues for the quarter.

●	Cost of revenues was NT$23,394 million, up 43% year-over-year and up 12% sequentially.

-	Raw material cost totaled NT$10,278 million during the quarter, representing 32% of total net revenue, compared with NT$8,886 million and 32% of total net revenue in the previous quarter.

-	Labor cost totaled NT$4,643 million during the quarter, representing 15% of total net revenue, compared with NT$4,135 million and 15% of total net revenue in the previous quarter.

-	Depreciation, amortization and rental expenses totaled NT$4,093 million during the quarter, down 2% year-over-year and up 2% sequentially.

●
Total operating expenses during 2Q10 were NT$2,936 million, including NT$1,143 million in R&D and NT$1,793 million in SG&A, compared with operating expenses of NT$2,629 million in 1Q10.  Total operating expenses as a percentage of net revenue for the current quarter were 9%, down from 10% in 2Q09 and the previous quarter.

●	Operating income for the quarter totaled NT$5,367 million, up from NT$3,818 million in the previous quarter. Operating margin increased to 17% in 2Q10 from 14% in 1Q10.

●	In terms of non-operating items:

-	Net interest expense was NT$275 million, down from NT$293 million a quarter ago primarily due to lower loan balance during the quarter.

-	Net foreign exchange loss of NT$77 million was primarily attributable to the appreciation of the U.S. dollar against the N.T. dollar.

-	Gain on equity-method investments of NT$313 million was primarily attributable to our investment income in USI.

-
Other non-operating loss of NT$152 million was primarily related to miscellaneous loss.  Total non-operating expenses for the quarter was NT$191 million, compared to non-operating expenses of NT$337 million for 2Q09 and non-operating income of NT$113 million for 1Q10.

2 ATM stands for Semiconductor Assembly, Testing and Material.

●
Income before tax was NT$5,176 million for 2Q10, compared to NT$3,931 million in the previous quarter.  We recorded income tax expense of NT$525 million during the quarter, compared to NT$395 million in 1Q10.

●	In 2Q10, net income was NT$4,613 million, compared to a net income of NT$1,674 million for 2Q09 and net income of NT$3,395 million for 1Q10.

2Q10 Results Highlights of USI
●	Net revenue contribution from EMS operations was NT$14,726 million, up 23% year-over-year and up 2% sequentially.

●	Cost of revenues was NT$12,963 million, up 22% year-over-year and up 1% sequentially.

-	Raw material cost totaled NT$11,838 million during the quarter, representing 80% of total net revenue, compared with NT$11,777 million and 81% of total net revenue in the previous quarter.

-	Labor cost totaled NT$520 million during the quarter, representing 4% of total net revenue, compared with NT$487 million and 3% of total net revenue in the previous quarter.

-	Depreciation, amortization and rental expenses totaled NT$231 million during the quarter, down 30% year-over-year and down 9% sequentially.

●
Total operating expenses during 2Q10 were NT$1,218 million, including NT$417 million in R&D and NT$801 million in SG&A, compared with operating expenses of NT$988 million in 1Q10.  Total operating expenses as a percentage of net revenue for the current quarter were 8%, the same as 2Q09 and up from 7% in 1Q10.

●	Operating income for the quarter totaled NT$545 million, down from NT$626 million in the previous quarter. Operating margin was 4% in 2Q10, the same as the previous quarter.

●	Total non-operating income for the quarter was NT$91 million, compared to non-operating income of NT$22 million for 2Q09 and non-operating expenses of NT$20 million for 1Q10.

●
Income before tax was NT$636 million for 2Q10, compared to NT$606 million in the previous quarter.  We recorded income tax expense of NT$85 million during the quarter, compared to NT$74 million in 1Q10.

●	In 2Q10, net income was NT$549 million, compared to a net income of NT$349 million for 2Q09 and net income of NT$530 million for 1Q10.

LIQUIDITY AND CAPITAL RESOURCES OF ACTUAL BASIS
●	As of June 30, 2010, our cash and current financial assets totaled NT$28,061 million, compared to NT$40,417 million as of March 31, 2010.

●
Capital expenditures in 2Q10 totaled US$366million, of which US$227 million was used for IC packaging, US$127 million was used for testing, US$7 million was used for EMS and US$5 million was used for interconnect materials.

●
As of June 30, 2010, we had total bank debt of NT$68,446 million, compared to NT$78,317 million as of March 31, 2010.  Total bank debt consisted of NT$15,494 million of revolving working capital loans, NT$2,136 million of the current portion of long-term debt, and NT$50,816 million of long-term debt.  Total unused credit lines amounted to NT$86,585 million.

●	Current ratio as of June 30, 2010 was 1.42, compared to 1.61 as of March 31, 2010. Net debt to equity ratio was 0.44 as of June 30, 2010.

●	Total number of employees was 44,374 as of June 30, 2010, compared to 26,406 as of June 30, 2009 and 42,953 as of March 31, 2010.

BUSINESS REVIEW

IC Packaging Services3
●	Net revenues generated from our IC packaging operations were NT$25,707 million during the quarter, up NT$9,116 million, or 55% year-over-year, and up NT$3,619 million, or 16% sequentially.

●	Net revenues from advanced substrate and leadframe-based packaging accounted for 85% of total IC packaging net revenues during the quarter, down 2 percentage points from the previous quarter.

●	Gross margin for our IC packaging operations during the quarter was 22%, up by 3 percentage points from the same quarter last year and previous quarter.

●
Capital expenditures for our IC packaging operations amounted to US$227 million during the quarter, of which US$186 million was used for wirebonding packaging capacity and US$41 million was used for wafer bumping and flip chip packaging equipment.

●	As of June 30, 2010, there were 10,705 wirebonders in operation. 916 wirebonders were added and 28 wirebonders were disposed of during the quarter.

●	Net revenues from flip chip packages and wafer bumping services accounted for 16% of total packaging net revenues, up by 1 percentage point from the previous quarter.

Testing Services
●	Net revenues generated from our testing operations were NT$5,288 million, up NT$1,411 million, or 36% year-over-year, and up NT$626 million, or 13%, sequentially.

●
Final testing contributed 83% to total testing net revenues, which remained the same as the previous quarter.  Wafer sort contributed 15% to total testing net revenues, up 1 percentage point from the previous quarter.  Engineering testing contributed 2% to total testing net revenues, down 1 percentage point from the previous quarter.

●	Depreciation, amortization and rental expense associated with our testing operations amounted to NT$1,403 million, down from NT$1,480 million in 2Q09 and up from NT$1,372 million in 1Q10.

●	In 2Q10, gross margin for our testing operations was 39%, up by 11 percentage points year-over-year and up 4 percentage points from the previous quarter.

●	Capital spending on our testing operations amounted to US$127 million during the quarter.
●	As of June 30, 2010, there were 1,846 testers in operation. 242 testers were added and 30 testers were disposed of during the quarter.

EMS Services
●	Net revenues generated from our EMS operations were NT$14,726 million, up NT$2,748 million, or 23% year-over-year, and up NT$220 million, or 2%, sequentially.

●
Electronics Packaging & EMS products contributed 22% to total EMS net revenues, down by 6 percentage points from the previous quarter.  Computers & Peripherals products contributed 16% to total EMS net revenues, down by 9 percentage points from the previous quarter.  Communications products contributed 32% to total EMS net revenues, up by 11 percentage points from the previous quarter.  Network Storage & Servers products contributed 10% to total EMS net revenues, up by 1 percentage point from the previous quarter.   Industrial & Automotive products contributed 20% to total EMS net revenues, up by 3 percentage points from the previous quarter.

3 IC packaging services include module assembly services.

●	In 2Q10, gross margin for our EMS operations was 12%, up 1 percentage point from 2Q09 and the previous quarter.

●	Capital spending on our EMS operations amounted to US$7 million during the quarter.

Substrate Operations
●
PBGA substrate manufactured by ASE amounted to NT$2,560 million during the quarter, up NT$721 million, or 39% year-over-year, and up NT$230 million, or 10% from the previous quarter.  Of the total output of NT$2,560 million, NT$702 million was from sales to external customers.

●	Gross margin for substrate operations was 27% during the quarter, up by 10 percentage points year-over-year and up by 3 percentage points sequentially.

●	In 2Q10, our internal substrate manufacturing operations supplied 45% (by value) of our total substrate requirements.

Customers
IC ATM CONSOLIDATED BASIS
●
Our five largest customers together accounted for approximately 29% of our total net revenues in 2Q10, compared to 32% in 2Q09 and 30% in 1Q10.  No single customer accounted for more than 10% of our total net revenues.

●	Our top 10 customers contributed 43% of our total net revenues during the quarter, compared to 46% in 2Q09 and 44% in 1Q10.

●	Our customers that are integrated device manufacturers, or IDMs, accounted for 35% of our total net revenues during the quarter, compared to 30% in 2Q09 and 37% in 1Q10.

USI CONSOLIDATED BASIS
●
Our five largest customers together accounted for approximately 62% of our total net revenues in 2Q10, compared to 66% in 2Q09 and 63% in 1Q10.  There are four customers  accounted for more than 10% of our total net revenues.

●	Our top 10 customers contributed 78% of our total net revenues during the quarter, compared to 83% in 2Q09 and 79% in 1Q10.

About ASE, Inc.
ASE, Inc. is the world's largest independent provider of IC packaging services and testing services, including front-end engineering testing, wafer probing and final testing services.  ASE, Inc.’s international customer base of more than 200 customers includes such leading names as ATI Technologies Inc., MediaTek Inc., NEC Electronics Corporation, NVIDIA Corporation, NXP Semiconductors, Qualcomm Incorporated, RF Micro Devices Inc. and STMicroelectronics N.V.  With advanced technological capabilities and a global presence spanning Taiwan, China, Korea, Japan, Singapore, Malaysia and the United States, ASE, Inc. has established a reputation for reliable, high quality products and services.  For more information, visit our website at http://www.aseglobal.com.

Safe Harbor Notice
This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, including statements regarding our future results of operations and business prospects.  Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this presentation.  The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this presentation.  Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry; demand for the outsourced semiconductor packaging and testing services we offer and for such outsourced services generally; the highly competitive semiconductor industry; our ability to introduce new packaging, interconnect materials and testing technologies in order to remain competitive; our ability to successfully integrate pending and future mergers and acquisitions; international business activities; our business strategy; general economic and political conditions, including the recent global financial crisis; possible disruptions in commercial activities caused by natural or human-induced disasters; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; fluctuations in foreign currency exchange rates; and other factors.  For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2009 Annual Report on Form 20-F filed on June 11, 2010.

Supplemental Financial Information
IC ATM Consolidated Operations
Amounts in NT$ Millions	2Q/10	1Q/10	2Q/09
Net Revenues	31,697	27,423	20,881
Revenues by End Application
Communications	46%	45%	50%
Computers	18%	20%	18%
Automotive and Consumer	36%	35%	31%
Others	0%	0%	1%
Revenues by Region
North America	52%	50%	55%
Europe	14%	12%	11%
Taiwan	20%	23%	22%
Japan	9%	10%	8%
Other Asia	5%	5%	4%

IC Packaging Services
Amounts in NT$ Millions	2Q/10	1Q/10	2Q/09
Net Revenues	25,707	22,088	16,591
Revenues by Packaging Type
Advanced substrate & leadframe based	85%	87%	91%
Traditional leadframe based	6%	6%	5%
Module assembly	5%	4%	2%
Others	4%	3%	2%
Capacity
CapEx (US$ Millions)*	227	137	30
Number of Wirebonders	10,705	9,817	8,501

Testing Services
Amounts in NT$ Millions	2Q/10	1Q/10	2Q/09
Net Revenues	5,288	4,662	3,877
Revenues by Testing Type
Final test	83%	83%	82%
Wafer sort	15%	14%	15%
Engineering test	2%	3%	3%
Capacity
CapEx (US$ Millions)*	127	43	13
Number of Testers	1,846	1,634	1,510

USI Consolidated Operations
Amounts in NT$ Millions	2Q/10	1Q/10	2Q/09
Net Revenues	14,726	14,506	11,978
Revenues by End Application
Electronics Packaging & EMS	22%	28%	32%
Computers & Peripherals	16%	25%	23%
Communications	32%	21%	22%
Network Storage & Servers	10%	9%	8%
Industrial&Automotive Products	20%	17%	15%
Capacity
CapEx (US$ Millions)*	7	9	-**
* Capital expenditure amounts exclude building construction costs.
** < US$1 million.

Advanced Semiconductor Engineering, Inc.
Summary of Consolidated Income Statements Data – Actual Basis*
(In NT$ millions, except per share data)
(Unaudited)

	For the three months ended			For the period ended
	Jun. 30 2010	Mar. 31 2010	Jun. 30 2009	Jun. 30 2010	Jun. 30 2009
Net revenues:
IC Packaging	25,700	22,081	16,591	47,781	26,799
Testing	5,288	4,662	3,877	9,951	6,645
EMS	14,726	10,139	-	24,864	-
Others	702	673	413	1,375	834
Total net revenues	46,416	37,555	20,881	83,971	34,278

Cost of revenues	(36,500)	(29,999)	(16,310)	(66,499)	(29,031)
Gross profit	9,916	7,556	4,571	17,472	5,247

Operating expenses:
Research and development	(1,560)	(1,301)	(825)	(2,861)	(1,575)
Selling, general and administrative	(2,593)	(1,976)	(1,203)	(4,569)	(2,522)
Total operating expenses	(4,153)	(3,277)	(2,028)	(7,430)	(4,097)
Operating income (loss)	5,763	4,279	2,543	10,042	1,150

Net non-operating (expenses) income:
Interest expense - net	(282)	(292)	(340)	(574)	(775)
Foreign exchange gain (loss)	(80)	(3)	106	(84)	(1)
Gain (loss) on equity-method investments	36	32	58	69	82
Others	(54)	57	(161)	4	104
Total non-operating (expenses) income	(380)	(206)	(337)	(585)	(590)
Income (loss) before tax	5,383	4,073	2,206	9,457	560

Income tax benefit (expense)	(611)	(455)	(559)	(1,067)	(509)
(Loss) income from continuing operations and before minority interest	4,772	3,618	1,647	8,390	51
Minority interest	(159)	(223)	27	(382)	57

Net income (loss)	4,613	3,395	1,674	8,008	108

Per share data:
Earnings (losses) per share
– Basic	NT$0.78	NT$0.59	NT$0.30	NT$1.36	NT$0.02
– Diluted	NT$0.76	NT$0.57	NT$0.29	NT$1.34	NT$0.02

Earnings (losses) per equivalent ADS
– Basic	US$0.122	US$0.092	US$0.045	US$0.214	US$0.003
– Diluted	US$0.120	US$0.089	US$0.044	US$0.210	US$0.003

Number of weighted average shares used in diluted EPS calculation (in thousands)	6,010,599	5,890,374	5,680,034	5,957,463	5,693,239

Exchange rate (NT$ per US$1)	31.78	31.95	33.16	31.86	33.49

* Figures above reflect consolidation of USI starting in February 2010.

Advanced Semiconductor Engineering, Inc.
Summary of Consolidated Income Statements Data – Pro Forma Basis Assuming USI Consolidated at the Beginning of Each Applicable Period
(In NT$ millions, except per share data)
(Unaudited)

	For the three months ended			For the period ended
	Jun. 30 2010	Mar. 31 2010	Jun. 30 2009	Jun. 30 2010	Jun. 30 2009
Net revenues:
IC Packaging	25,700	22,080	16,588	47,780	26,799
Testing	5,288	4,662	3,877	9,950	6,645
EMS	14,726	14,506	11,978	29,232	22,661
Others	702	673	412	1,375	826
Total net revenues	46,416	41,921	32,855	88,337	56,931

Cost of revenues	(36,500)	(33,855)	(26,921)	(70,355)	(49,134)
Gross profit	9,916	8,066	5,934	17,982	7,797

Operating expenses:
Research and development	(1,560)	(1,432)	(1,206)	(2,992)	(2,315)
Selling, general and administrative	(2,593)	(2,184)	(1,773)	(4,777)	(3,667)
Total operating expenses	(4,153)	(3,616)	(2,979)	(7,769)	(5,982)
Operating income (loss)	5,763	4,450	2,955	10,213	1,815

Net non-operating (expenses) income:
Total non-operating (expenses) income	(380)	(236)	(386)	(616)	(626)
Income (loss) before tax	5,383	4,214	2,569	9,597	1,189

Income tax benefit (expense)	(611)	(470)	(637)	(1,081)	(634)
(Loss) income from continuing operations and before minority interest	4,772	3,744	1,932	8,516	555
Minority interest	(159)	(256)	(49)	(416)	(78)

Net income (loss)	4,613	3,488	1,883	8,100	477

Per share data:
Earnings (losses) per share
– Basic	NT$0.78	NT$0.59	NT$0.32	NT$1.37	NT$0.08
– Diluted	NT$0.76	NT$0.58	NT$0.32	NT$1.34	NT$0.08

Number of weighted average shares used in diluted EPS calculation (in thousands)	6,010,599	5,994,358	5,933,203	6,009,168	5,933,203

Advanced Semiconductor Engineering, Inc.
Summary of Consolidated Income Statements Data – IC ATM Basis
(In NT$ millions, except per share data)
(Unaudited)

	For the three months ended			For the period ended
	Jun. 30 2010	Mar. 31 2010	Jun. 30 2009	Jun. 30 2010	Jun. 30 2009
Net revenues:
IC Packaging	25,707	22,088	16,591	47,794	26,799
Testing	5,288	4,662	3,877	9,951	6,645
Others	702	673	413	1,375	834
Total net revenues	31,697	27,423	20,881	59,120	34,278

Cost of revenues	(23,394)	(20,976)	(16,310)	(44,370)	(29,031)
Gross profit	8,303	6,447	4,571	14,750	5,247

Operating expenses:
Research and development	(1,143)	(1,035)	(825)	(2,177)	(1,575)
Selling, general and administrative	(1,793)	(1,594)	(1,203)	(3,387)	(2,522)
Total operating expenses	(2,936)	(2,629)	(2,028)	(5,564)	(4,097)
Operating income (loss)	5,367	3,818	2,543	9,186	1,150

Net non-operating (expenses) income:
Interest expense - net	(275)	(293)	(340)	(568)	(775)
Foreign exchange gain (loss)	(77)	14	106	(63)	(1)
Gain (loss) on equity-method investments	313	327	58	640	82
Others	(152)	65	(161)	(87)	104
Total non-operating (expenses) income	(191)	113	(337)	(78)	(590)
Income (loss) before tax	5,176	3,931	2,206	9,108	560

Income tax benefit (expense)	(525)	(395)	(559)	(921)	(509)
(Loss) income from continuing operations and before minority interest	4,651	3,536	1,647	8,187	51
Minority interest	(38)	(141)	27	(179)	57

Net income (loss)	4,613	3,395	1,674	8,008	108

Per share data:
Earnings (losses) per share
– Basic	NT$0.78	NT$0.59	NT$0.30	NT$1.36	NT$0.02
– Diluted	NT$0.76	NT$0.57	NT$0.29	NT$1.34	NT$0.02

Number of weighted average shares used in diluted EPS calculation (in thousands)	6,010,599	5,890,374	5,680,034	5,957,463	5,693,239

Universal Scientific Industrial Co., Ltd.
Summary of Consolidated Income Statements Data
(In NT$ millions, except per share data)
(Unaudited)

	For the three months ended			For the period ended
	Jun. 30 2010	Mar. 31 2010	Jun. 30 2009	Jun. 30 2010	Jun. 30 2009
Net revenues:
Total net revenues	14,726	14,506	11,978	29,232	22,661

Cost of revenues	(12,963)	(12,892)	(10,620)	(25,855)	(20,120)
Gross profit	1,763	1,614	1,358	3,377	2,541

Operating expenses:
Research and development	(417)	(398)	(381)	(815)	(741)
Selling, general and administrative	(801)	(590)	(571)	(1,390)	(1,145)
Total operating expenses	(1,218)	(988)	(952)	(2,205)	(1,886)
Operating income (loss)	545	626	406	1,172	655

Net non-operating (expenses) income:
Total non-operating (expenses) income	91	(20)	22	71	85
Income (loss) before tax	636	606	428	1,243	740

Income tax benefit (expense)	(85)	(74)	(78)	(159)	(125)
(Loss) income from continuing operations and before minority interest	551	532	350	1,084	615
Minority interest	(2)	(2)	(1)	(4)	(2)

Net income (loss)	549	530	349	1,080	613

 Advanced Semiconductor Engineering, Inc.
Summary of Consolidated Balance Sheet Data – Actual Basis*
(In NT$ millions)
(Unaudited)

	As of Jun. 30, 2010	As of Mar. 31, 2010

Current assets:
Cash and cash equivalents	24,771	36,505
Financial assets – current	3,290	3,912
Notes and accounts receivable	34,309	33,396
Inventories	24,905	20,687
Others	3,481	5,623
Total current assets	90,756	100,123

Financial assets – non current	2,389	2,430
Properties – net	95,906	86,748
Intangible assets	16,419	16,504
Others	4,579	3,993
Total assets	210,049	209,798

Current liabilities:
Short-term debts – revolving credit	15,494	20,797
Current portion of long-term debts	2,136	1,438
Notes and accounts payable	24,896	23,787
Others	21,513	16,263
Total current liabilities	64,039	62,285

Long-term debts	50,816	56,082
Other liabilities	4,116	3,991
Total liabilities	118,971	122,358

Minority interest	7,055	7,235

Shareholders’ equity	84,023	80,205
Total liabilities & shareholders’ equity	210,049	209,798

Current Ratio	1.42	1.61
Net Debt to Equity	0.44	0.43

* Figures above reflect consolidation of USI starting in February 2010.

Universal Scientific Industrial Co., Ltd.
Summary of Consolidated Balance Sheet Data
(In NT$ millions)
(Unaudited)

	As of Jun. 30, 2010	As of Mar. 31, 2010

Current assets:
Cash and cash equivalents	10,769	10,144
Financial assets – current	415	597
Notes and accounts receivable	13,405	14,054
Inventories	7,455	6,892
Others	596	541
Total current assets	32,640	32,228

Financial assets – non current	571	575
Properties – net	4,975	4,886
Intangible assets	158	155
Others	995	941
Total assets	39,339	38,785

Current liabilities:
Short-term debts – revolving credit	5,592	5,219
Current portion of long-term debts	-	140
Notes and accounts payable	13,525	14,160
Others	3,827	2,104
Total current liabilities	22,944	21,623

Long-term debts	200	210
Other liabilities	340	334
Total liabilities	23,484	22,167

Minority interest	35	33

Shareholders’ equity	15,820	16,585
Total liabilities & shareholders’ equity	39,339	38,785